Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces Preliminary Results for Hotel Operations

in the Second Quarter of 2021

Shanghai, China, July 22, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the second quarter (“Q2 2021”) ended June 30, 2021.

COVID-19 update

For our Legacy-Huazhu business, the RevPAR in 2Q2021 recovered to 102% of 2019, slightly below our previous expectation. RevPAR recovery in June achieved 100%, slowing down from 106% in May. It was mainly due to COVID-19 resurgence in Guangdong Province and traffic control in Beijing for the celebration of centenary of the Communist Party of China since late May. However, if excluding the impact of Guangdong Province and Beijing, our RevPAR recovery was on track. In July, with the COVID-19 resurgence in Guangdong effectively contained and relaxation of travel restriction in Beijing, our RevPAR recovery resumed.

Steigenberger Hotels AG and its subsidiaries (“DH”) saw an initial recovery of hotel demand along with vaccination process in Germany since the first lockdown in November 2020. As of July 16th, 2021, almost 60% of Germans have received at least one shot of vaccine. In July, the recovery continued with occupancy rate reaching 35%. But the recovery is still uncertain given that the recent news shows there is possibly another upcoming wave of delta variant of COVID-19 resurgence in European countries.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2021	Closed (2) in Q2 2021	Net added in Q2 2021	As of June 30, 2021 (3)	As of June 30, 2021
Leased and owned hotels	18	(7)	11	675	91,892
Manachised and franchised hotels	381	(149)	232	6,329	575,778
Total	399	(156)	243	7,004	667,670

(1)     Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)     The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2021, we temporarily closed 8 hotels for brand upgrade and business model change purposes.

(3)     As of June 30, 2021, 32 hotels were requisitioned by governmental authorities.

	As of June 30, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,451	1,295
Leased and owned hotels	417	3
Manachised and franchised hotels	4,034	1,292
Midscale and upscale hotels	2,553	1,401
Leased and owned hotels	258	13
Manachised and franchised hotels	2,295	1,388
Total	7,004	2,696

Operational hotels excluding hotels under requisition

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2020	2021	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	205	243	311	51.8%
Manachised and franchised hotels	181	203	246	36.2%
Blended	185	209	255	38.3%
Occupancy rate (as a percentage)
Leased and owned hotels	67.4%	64.0%	81.1%	13.7 p.p.
Manachised and franchised hotels	69.1%	66.6%	82.5%	13.4 p.p.
Blended	68.8%	66.2%	82.3%	13.5 p.p.
RevPAR (in RMB)
Leased and owned hotels	138	156	252	82.7%
Manachised and franchised hotels	125	135	203	62.7%
Blended	127	138	210	65.5%

	For the quarter ended
	June 30,	June 30,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	281	311	10.4%
Manachised and franchised hotels	225	246	9.2%
Blended	236	255	7.9%
Occupancy rate (as a percentage)
Leased and owned hotels	89.4%	81.1%	-8.4p.p.
Manachised and franchised hotels	86.3%	82.5%	-3.8p.p.
Blended	86.9%	82.3%	-4.6p.p.
RevPAR (in RMB)
Leased and owned hotels	252	252	0.1%
Manachised and franchised hotels	194	203	4.4%
Blended	206	210	2.2%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,017	3,017	107	168	57.7%	146	196	34.4%	73.1%	85.8%	12.7
Leased and owned hotels	408	408	109	191	75.7%	154	227	47.6%	70.8%	84.2%	13.5
Manachised and franchised hotels	2,609	2,609	106	163	53.6%	144	189	31.3%	73.7%	86.2%	12.5
Midscale and upscale hotels	1,520	1,520	172	272	57.8%	254	336	32.3%	68.0%	81.0%	13.1
Leased and owned hotels	213	213	182	316	73.3%	285	405	42.3%	64.0%	77.9%	13.9
Manachised and franchised hotels	1,307	1,307	170	262	54.1%	247	321	29.9%	68.9%	81.7%	12.8
Total	4,537	4,537	133	210	58.1%	187	250	33.9%	71.1%	83.9%	12.8

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change	For the quarter ended June 30,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,308	2,308	179	168	-5.9%	193	195	1.2%	92.5%	86.0%	-6.5
Leased and owned hotels	392	392	202	187	-7.2%	217	223	2.9%	93.3%	84.1%	-9.2
Manachised and franchised hotels	1,916	1,916	172	163	-5.6%	187	188	0.8%	92.3%	86.5%	-5.8
Midscale and upscale hotels	931	931	285	269	-5.7%	337	338	0.1%	84.6%	79.7%	-4.9
Leased and owned hotels	184	184	350	311	-11.1%	406	401	-1.4%	86.1%	77.7%	-8.5
Manachised and franchised hotels	747	747	264	255	-3.3%	314	317	1.1%	84.1%	80.4%	-3.7
Total	3,239	3,239	216	203	-5.7%	240	243	1.0%	89.7%	83.8%	-6.0

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2021	Closed in Q2 2021	Net added in Q2 2021	As of June 30, 2021(5)	As of June 30, 2021	As of June 30, 2021
Leased hotels	1	-	1	74	13,839	27
Manachised and franchised hotels	1	-	1	48	10,775	11
Total	2	-	2	122	24,614	38

(4)	Legacy-DH refers to DH.

(5)	As of June 30, 2021, a total of 5 DH brand hotels were temporarily closed due to COVID-19, and 1 hotel was closed for renovation.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2020	2021	2021	change
Average daily room rate (in EUR)
Leased hotels	82.4	77.9	85.2	3.4%
Manachised and franchised hotels	96.5	59.0	77.9	-19.3%
Blended	86.5	68.5	81.5	-5.8%
Occupancy rate (as a percentage)
Leased hotels	18.7%	14.6%	20.0%	1.3%
Managed and franchised hotels	17.3%	26.5%	30.8%	13.5%
Blended	18.3%	18.8%	24.4%	6.1%
RevPAR (in EUR)
Leased hotels	15.4	11.4	17.04	10.7%
Managed and franchised hotels	16.7	15.6	24.01	43.5%
Blended	15.8	12.9	19.85	25.6%

Hotel Portfolio by Brand

	Total
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,465	370,297	1,307
HanTing Hotel	2,834	260,252	740
Hi Inn	430	25,419	83
Elan Hotel(6)	976	60,645	431
Ibis Hotel	211	22,320	41
Zleep Hotels	14	1,661	12
Midscale hotels	2,146	241,370	1,121
Ibis Styles Hotel	78	9,046	19
Starway Hotel	477	39,524	279
JI Hotel	1,203	148,008	616
Orange Hotel	360	40,285	202
CitiGO Hotel(7)	28	4,507	5
Upper midscale hotels	408	61,350	250
Crystal Orange Hotel	129	17,517	60
Manxin Hotel	68	6,764	54
Madison Hotel	31	4,745	40
Mercure Hotel	117	19,786	57
Novotel Hotel	13	3,579	17
IntercityHotel(8)	48	8,535	20
Upscale hotels	101	17,681	54
Joya Hotel	9	1,760	0
Blossom House	29	1,420	30
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts(9)	51	12,239	12
MAXX (10)	5	777	6
Jaz in the City	2	424	2
Others	6	1,586	2
Other hotels(11)	6	1,586	2
Total	7,126	692,284	2,734

(6)	As of June 30, 2021, 17 Ni Hao Hotels were included in the operational hotel for Elan Hotels and 111 Ni Hao hotels were included in the pipeline for Elan Hotels.

(7)	We completed CitiGO acquisition in May 2021.

(8)	As of June 30, 2021, 2 operational hotels and 4 pipeline hotels of IntercityHotel were in China.

(9)	As of June 30, 2021, 1 operational hotel and 5 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(10)	As of June 30, 2021, 5 pipeline hotels of MAXX were in China.

(11)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2021, Huazhu operated 7,126 hotels with 692,284 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2021, Huazhu operates 15 percent of its hotel rooms under lease and ownership model, and 85 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.